FOR PUBLIC RELEASE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 03/16/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DealMaker Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

105 Maxess Road, Suite 124
(No. and Street)

Melville, NY 11747
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Self	(404) 596-5393	jself@dealmakersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppage	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DealMaker Securities LLC, as of m/d March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Eran Gevantschniter
Barrister & Solicitor
Commissioner & Notary Public
1 Dundas Street West, Suite 2500
Toronto, ON. Canada, M5G 1Z3

Notary Public July 14, 2023

Signature:

Title:
CFO/CCO

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DEALMAKER SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE PERIOD FROM
INCEPTION (MARCH 16, 2022) THROUGH MARCH 31, 2023
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DEALMAKER SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Dealmaker Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dealmaker Securities, LLC (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dealmaker Securities, LLC as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Dealmaker Securities, LLC's auditor since 2023.

Hauppauge, New York
July 14, 2023

Nawrocki Smith LLP

DEALMAKER SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
INCEPTION (MARCH 16, 2022) THROUGH MARCH 31, 2023

ASSETS

CURRENT ASSETS		
Cash	$	139,723
Accrued revenue		334,243
Intercompany receivable		202,378
Prepaid expenses		33,260
Total current assets		709,604
TOTAL ASSETS	$	709,604

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	18,650
Deferred revenue		58,747
TOTAL LIABILITIES		77,397
MEMBERS' EQUITY		632,207
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	709,604

The accompanying notes are an integral part of these financial statements.

DEALMAKER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2023

---

1. ORGANIZATION AND NATURE OF BUSINESS

DealMaker Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on March 16, 2022. The Company is a Delaware limited liability company ("LLC").

The Company operates as a limited purpose broker-dealer and has the ability to participate in investment banking transactions, specific to those with applicable exemptions or exceptions from registration, which include privately placed transactions for corporations and other companies with tax flow-through treatment.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

<u>Government and Other Regulation</u>

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as escrow and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including escrow agents and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the period ended March 31, 2023, the Company experienced no material net losses as result of the indemnity.

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of March 31, 2023.

5. RELATED PARTY TRANSACTIONS

The Company has two agreements with Novation Solutions, Inc., an affiliate of the Company: an expense sharing agreement and a technology & services agreement. As of March 31, 2023, the Company had a receivable due from related parties of $202,378.

.
6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were available for issuance and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.